04012613

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 04 Feb, 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.1 Decree of the Ministries Committee, dated 18th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **NATIONAL DEPOSITORY FOR SECURITIES REGISTERED 33,500 E SERIES SHARES**

The Management Board of Prokom Software SA informs, that:

The Company received information, that on the 3rd February 2004 National Depository For Securities (KDPW SA) registered 33,500 E series ordinary bearer shares of Prokom Software SA of nominal value of PLN 1,00 each under code PLPROKM00054.

Prokom Software SA's shareholders structure after the registration:

Name	No. of votes	% of votes at the GSM
Prokom Investments SA	2,360,573	18.24%
Ryszard Krauze	1,888,514	14.23%
Bank of New York	1,471,349	10.10%
Other shareholders	8,104,265	57.43%

04 Feb, 2004 Beata Stelmach
Member of the Management Board

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

04 FEB -5 AM 7:21

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 04 Feb, 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.2 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **THE APPLICATION FOR BRINGING INTO CIRCULATION 33,500 E-SERIES SHARES ON THE WSE**

The Management Board of Prokom Software SA informs, that:

the Company applied for bringing into circulation 33,500 E-series shares on the main market of the Warsaw Stock Exchange, as a result of assimilation of those shares in the National Depository For Securities (KDPW SA) with 13,533,261 Company's shares already quoted on the Warsaw Stock Exchange.

04 Feb, 2004 Beata Stelmach
Member of the Management Board